Exhibit 4.20

Restricted Share Award Agreement

between

1.	Innocoll AG, registered with the commercial register of the local court of Regensburg under HRB 14298, (the “Company”), and

2.	Anthony Zook, [address] (the “Grantee”).

The Company and the Grantee are each hereinafter individually referred to as a “Party” and together also as the “Parties”.

Section 1

Preliminary Remarks

1.	The nominal share capital of the Company (Grundkapital) currently amounts to EUR 1,509,202 divided into 1,509,202 shares.

2.	The Company and the Grantee are parties to that certain Employment Agreement, dated as of even date herewith (such agreement, as in effect from time to time, the “Employment Agreement”).

3.	The Grantee desires to participate in the Company’s share capital and the Company desires to have the shareholder meeting pass a resolution on a cash capital increase, excluding the subscription right of the shareholders, and to issue [•] [2.25% of the outstanding shares of the Company on the date of grant] non- par value shares in the Company exclusively to the Grantee. The Restricted Shares (as defined below) shall be governed pursuant to the terms and conditions of this Agreement (hereinafter referred to as the “Agreement”).

4.	In the light of this, the Parties intend to agree on their reciprocal rights and duties with respect to the new Restricted Shares to be issued to the Grantee by entering into this Agreement.

Section 2

Interpretation and Definition

1.	In this Agreement defined terms (“Defined Terms”) shall have the meaning ascribed to them in the relevant section or in this Section 2 or in the articles of association of the Company. The following terms are defined:

2.	“Agreement” has the meaning set forth in the preliminary remarks.

3.	“AktG” shall mean the German Stock Corporation Act as in effect from time to time.

4.	“Affiliate” means any entity, whether now or hereafter existing, which controls, is controlled by, or is under common control with, the Company (including, but not limited to, joint ventures, limited liability companies, and partnerships). For this purpose, “control” shall mean ownership of 50% or more of the total combined voting power or value of all classes of stock or interests of the entity, or the power to direct the management and policies of the entity, by contract or otherwise.

5.	“Articles” shall mean the articles (Satzung) of the Company.

6.	“Bank Business Days” shall be such days, which are bank business days in Frankfurt am Main, Germany.

7.	“Board” means the supervisory board (Aufsichtsrat) of the Company.

8.	“Capital Increase” has the meaning set forth in Section 3.1.

9.	“Code” means the United States Internal Revenue Code of 1986 (and any successor Internal Revenue Code), as amended from time to time. References to a particular section of the Code include references to regulations and rulings thereunder and to successor provisions.

10.	“Company” has the meaning set forth in the preamble.

11.	“Change of Control” means the occurrence of any of the following: [(a) a tender offer, stock purchase, other stock acquisition, merger, consolidation or recapitalization whereby any person or group of persons, as such term is defined under the United States Securities Exchange Act of 1934, other than (1) Existing Shareholders of the Company, and (2) the Company’s Executive Management become the beneficial owners, directly or indirectly, of securities of Company representing more than fifty percent (50%) of the combined voting power of all of Company’s then outstanding securities, or (b) any transfer of all or substantially all of the assets of Company, including without limitation Company’s rights under this Agreement, to any entity where more than fifty percent (50%) of the combined voting power of all of such entity’s then outstanding securities is owned by a person or group of persons other than (1) the Existing Shareholders, and (2) Executive Management.][Conform to final definition in EA.]

12.	“Change of Control Event” means the occurrence of a Change of Control.

13.	“Employment Agreement” has the meaning set forth in the preliminary remarks.

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14.	“Executive Management” means collectively, all persons who have been, are or hereafter shall be officers of the Company or otherwise in an executive or management position with Company.

15.	“Existing Shareholders” means collectively, all shareholders of record of Company as of the Grant Date, all shareholders or general and limited partners of any shareholder of record of Company as of the Grant Date (each such partner or shareholder being hereinafter referred to as “Partner”), all members of the immediate family of each such Partner, including without limitation, all parents, children, grandchildren, spouses and siblings thereof, and all spouses of each of the foregoing, all other Persons, directly or indirectly, owned or controlled by any Existing Shareholder or Partner or in which any Existing Shareholder or Partner has any material interest.

16.	“Fair Market Value” means with respect to the Shares (i) if the Company’s ADSs are listed on the Nasdaq Global Market (“Nasdaq”) or any established securities exchange, the closing price of the ADSs on the date of determination reported on Nasdaq or such established securities exchange ; or (ii) if the ADSs are not listed on Nasdaq or an established securities exchange, the closing sales price of the ADSs as reported by the National Market System, or similar organization, or if no such quotations are available, the average of the high bid and low asked quotations for the ADSs in the over-the-counter market as reported by the National Quotation Bureau Incorporated or similar organizations, in each case multiplied by the ratio of 1 ordinary share to 13,25 ADSs.

17.	“FICA” has the meaning set forth in Section 6.1.

18.	“Grant Date” means the day of registration of the Capital Increase with the commercial register.

19.	“Grantee” has the meaning set forth in the preamble.

20.	“Immediate Family” has the meaning set forth in Section 5.3.

21.	“Management Board” means the management board (Vorstand) of the Company.

22.	“NIC” means UK National Insurance Contributions imposed by the Social Security Contributions and Benefits Act 1992 or the Social Security Contributions and Benefits (Northern Ireland) Act 1992.

23.	“NIC Agreement” means an agreement under paragraph 3A(2) of Schedule 1 to the Social Security Contributions and Benefits Act 1992 or under paragraph 3A(2) of Schedule 1 to the Social Security Contributions and Benefits (Northern Ireland) Act 1992.

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24.	“NIC Election” means an election under paragraph 3B(1) of Schedule 1 to the Social Security Contributions and Benefits Act 1992 or under paragraph 3B(1) of Schedule 1 to the Social Security Contributions and Benefits (Northern Ireland) Act 1992.

25.	“Party; Parties” has the meaning set forth in the preamble.

26.	“Permitted Transferee” has the meaning set forth in Section 5.3.

27.	“Person” means any individual, sole proprietorship, partnership, joint venture, limited liability company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, entity or government instrumentality, division, agency, body or department.

28.	“Purchase Offer” has the meaning set forth in Section 4.1.

29.	“Purchaser” has the meaning set forth in Section 4.1.

30.	“Restricted Shares” shall mean the ordinary shares issued to Grantee as provided herein as long as they are subject to the Purchase Offer pursuant to the terms of this Agreement.

31.	“Section 430 Election” means a joint election between the Grantee or, if different, the relevant Eligible Person, and that person’s employer under section 430(1) of the UK Income Tax (Earnings and Pensions) Act 2003.

32.	“Section 431 Election” means a joint election between the Grantee or, if different, the relevant Eligible Person, and that person’s employer under section 431(1) of the UK Income Tax (Earnings and Pensions) Act.

33.	“Shareholders” means the shareholders of the Company.

34.	“Shares” shall mean the non-par value shares registered in the name of the Company.

35.	“Share Capital Amount” has the meaning set forth in Section 3.1.

36.	“Taxes” has the meaning set forth in Section 6.1.

37.	“Tax Date” has the meaning set forth in Section 6.1.

38.	“Taxable Event” has the meaning set forth in Section 10.5.

39.	“Termination of Affiliation” occurs on the first day on which an individual is for any reason no longer providing services to the Company or an Affiliate in the capacity of an employee, officer, consultant or member of the Company’s management board, including by reason of any transaction that causes each

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Affiliate for whom the individual performs services to cease to be an Affiliate of the Company.

Section 3

Capital Increase

1.	The Parties desire that, subject to the shareholder resolution in the next annual or extraordinary general meeting of the Company’s shareholders, the share capital shall be increased as follows:

a)	The share capital of the Company shall be increased from currently EUR 1,509,202 by EUR [•] to EUR [•] (“Capital Increase”).

b)	The Capital Increase shall be executed by the issuance of [•] new shares to the Grantee, who shall subscribe to these shares as Restricted Shares. The Restricted Shares will each be issued against a cash contribution in an amount equal to the nominal value per share of EUR 1.00 (“Share Capital Amount”).

c)	The shareholders shall be excluded from their subscription right so that only the Grantee shall be entitled to subscribe to the Restricted Shares.

d)	The Restricted Shares shall have full dividend and profit rights attached to them as of the beginning of the current financial year in which the Capital Increase was registered with the commercial register.

2.	The total Share Capital Amount of EUR [•] shall be due and payable within [5 (five)] Bank Business Days after the resolution of the Capital Increase has been passed by the Shareholders and the Grantee has subscribed to the Restricted Shares (in any event however prior to the Capital increase being filed with the Company’s commercial register) on to the following account (statement of use: “Restricted Shares 2015”):

Account Holder: Innocoll AG

Bank: Commerzbank AG, Bismarkplatz 8, 93047 Regensburg, Germany

BLZ: 750 800 03

Account Number: [•]

IBAN: [•]

SWIFT: [•].

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3.	The Company shall procure that the Capital Increase and the corresponding revision of the Articles will be filed for registration with the commercial register immediately after the Grantee has duly subscribed to the Registered Shares. The Company shall perform all necessary and economically appropriate acts and make all declarations necessary for the immediate registration of the Capital Increase and the revision of the Articles with the commercial register.

Section 4

Purchase Offer

1.	The Grantee hereby irrevocably offers to sell and transfer (to the extent legally permissible) to the Company or to a third party designated by the Company (“Purchaser”), any or all Restricted Shares in the Company held by the Grantee pursuant to this Agreement now or in the future for the consideration set forth in subsection 4 below (“Purchase Offer”) under the terms and conditions set forth below.

2.	Upon the occurrence of any Termination of Affiliation not occurring within 180 days before or after a Change of Control Event, the Purchase Offer can be accepted by the Purchaser at any time, without further notice or any action by the Grantee, with regard to such portion of the Restricted Shares held by the Grantee for which the Purchase Offer has not lapsed, as described below. If no Termination of Affiliation has occurred, the Purchaser’s right to accept the Purchase Offer shall lapse as follows:

a)        Other than in connection with a Change of Control Event, the Purchase Offer shall lapse

i.	for 33,3% of the Restricted Shares ([•] shares) upon the first anniversary of the Grant Date

ii.	thereafter, for an additional 8.3325% of the Restricted Shares (_shares) on a quarterly basis, until the Purchase Offer shall have lapsed for all shares.

b)        Upon the occurrence of a Termination of Affiliation within 180 days before or after the occurrence of a Change of Control Event, the Purchase Offer shall lapse for 100% of the total Restricted Shares ([•] shares).

3.	If and to the extent the Purchase Offer has lapsed, the Grantee shall be free to sell and transfer his or her Restricted Shares without the transfer restrictions referenced in Section 5 hereof after the fourth anniversary of the Grant Date or

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upon a Change of Control Event, subject to other applicable law and stock exchange rules and regulations.

4.	If the Purchase Offer is accepted as provided for in subsection 2 above, the Purchaser shall pay to the Grantee a price equal to the lesser of (x) the amount paid by the Grantee for such Restricted Shares, or (y) the Fair Market Value per Share on the date of receipt of the acceptance of the Purchase Offer by the Grantee. The Purchaser shall pay to the Grantee the deemed sale price as soon as is administratively practical following the date of receipt of the acceptance. In the event of the acceptance of a Purchase Offer that occurs within 180 days before a Change of Control Event, the Purchase Offer will be deemed to have been rescinded as if it had never occurred and the Restricted Shares shall be returned to the Grantee on the date of the Change of Control Event and upon receipt of the purchase price.

5.	The acceptance of the Purchase Offer shall be made in writing and become effective upon receipt by the Grantee. In case the Purchaser is not the Company, such Purchaser shall provide to the Grantee, together with the written acceptance of the Purchase Offer, a written statement of the Company designating him as the Purchaser.

6.	The purchase price provided for in subsection 4 above shall become payable upon acceptance of the Purchase Offer. The legal effectiveness of the acceptance of the Purchase Offer shall however not be conditional on the payment of the purchase price. The transfer of the Restricted Shares shall become immediately effective upon receipt of the written acceptance by the Grantee and not be subject to the payment of the purchase price. The Grantee shall notify the transfer of Restricted Shares to the Company, providing the Company with a copy of this Agreement and with a copy of the acceptance by the Purchaser (section 67 para. 3 AktG).

7.	Any Restricted Shares sold and transferred to the Purchaser pursuant to this Section 4 are sold together with all shareholder rights and ancillary rights, including the right to receive the profits for the respective business year such sale and transfer becomes effective. As per the date any sale and transfer to the Purchaser becomes effective pursuant to this Section 4, the Grantee hereby represents and warrants that he is free to dispose of such Restricted Shares to the Purchaser and that such Restricted Shares are not encumbered with any third party rights.

Section 5

Transfer Restrictions

1.	Any rights under this Agreement shall be exercisable only by the Grantee during

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the Grantee’s lifetime, or, if permissible under applicable law, by the Grantee’s guardian or legal representative.

2.	Until the fourth anniversary of the date of this agreement, or a Change of Control Event, if one occurs earlier, no Restricted Shares may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Grantee otherwise than by will or by the laws of descent and distribution or to the Company, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate; provided that the designation of a beneficiary to receive benefits in the event of the Grantee’s death shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

3.	Notwithstanding subsections 1. and 2. above, Restricted Shares may be transferred, without consideration, to a Permitted Transferee. For this purpose, a “Permitted Transferee” in respect of the Grantee means any member of the Immediate Family of the Grantee, or any partnership (including limited liability companies and similar entities) of which all of the partners or members are such Grantee or members of his or her Immediate Family; and the “Immediate Family” of a Grantee means the Grantee’s spouse, children, stepchildren, grandchildren, parents, stepparents, siblings, grandparents, nieces and nephews or the spouse of any of the foregoing individuals. However, any transfer shall be subject to the purchase rights provided for in Section 4 hereof.

Section 6

Withholding

4.	Subject to subsection (b), when federal, state, local or foreign taxes, including Social Security and Medicare (“FICA”) or similar foreign social taxes (including employer’s NIC where a NIC Agreement or NIC Election has been made) (hereinafter referred to as “Taxes”) are to be withheld upon the lapse of restrictions on Restricted Shares (the date on which such lapse of restrictions occurs hereinafter referred to as the “Tax Date”), the Grantee may elect to make payment for the withholding of those Taxes by one or a combination of the following methods:

a)	payment of an amount in cash equal to the amount to be withheld;

b)	selling and transferring to the Company a number of Shares having a Fair Market Value on the Tax Date equal to the amount to be withheld; or

c)	withholding from any compensation otherwise due to the Grantee.

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An election by a Grantee under this subsection is irrevocable. Any fractional share amount and any additional withholding not paid by the withholding or surrender of Shares must be paid in cash. If no timely election is made, the Grantee must deliver cash to satisfy all tax withholding requirements.

1.	Any Grantee who makes an election under Section 83(b) of the Code and/or a Section 430 Election or Section 431 Election shall remit to the Company an amount sufficient to satisfy all resulting tax withholding requirements in the same manner as set forth in subsection (b).

2.	If the Grantee, in connection with the grant of Restricted Shares, makes the election permitted under Section 83(b) of the Code to include in such Grantee’s gross income in the year of transfer the amounts specified in Section 83(b) of the Code, then such Grantee shall notify the Company of such election within 10 days of filing the notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code. The Managing Directors together with the Board may, in connection with the grant of an Award or at any time thereafter, prohibit a Grantee from making the election described above.

3.	Irrespective of the above, when Taxes are to be withheld by the Company in any event the Grantee will make a payment for the withholding of those Taxes to the Company by one or a combination of the following methods:

a)	payment of an amount in cash equal to the amount to be withheld;

b)	selling and transferring to the Company a number of Shares having a Fair Market Value equal to the amount to be withheld;

c)	withholding from any compensation otherwise due to the Grantee; or

at the discretion of the Committee and subject to applicable law, the Company may loan a Grantee all or any portion of the amount to be withheld.

Section 7

Confidentiality

The Parties agree to treat the contents of this Agreement including all related information and all Annexes and all data and information relating to the business, customers, financial statements, conditions or operations of the Company and its Affiliates, as confidential, preserve the confidentiality thereof, not duplicate or use or disclose to any person such

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information and to cause his, her or its employees, Affiliates and representatives who have had access to such information to keep confidential and not to use any such information (a) unless such information is now or is hereafter disclosed, through no act or omission of any Party or their controlled Affiliates, employees or representatives, in a manner making it available to the general public, or (b) unless such information is required by law or legal process to be disclosed, or (c) to the extent necessary to be disclosed in connection with resolution of any dispute with respect to this Agreement. In addition, every Party may entrust confidential matters to persons occupied in a profession bound to professional secrecy in the fields of law, business, accounting and tax consultancy if and to the extent this is required to safeguard his or her own legitimate interests. Other exceptions to the professional secrecy may be permitted in individual cases by a resolution of the Shareholders.

Section 8

Implementation of this Agreement

1.	This Agreement shall take effect as of [•] 2014 [2015].

2.	This Agreement and the Articles and the Employment Agreement constitute the entire agreement between the Company and the Grantee with respect to the subject matter hereof. This Agreement may not be orally changed, modified or terminated, nor shall any oral waiver of any of its terms be effective. This Agreement may be changed, modified or terminated only by an agreement in writing signed by the Company and the Grantee.

3.	The Parties further agree that, in case of deviations between the Articles and this Agreement, the provisions agreed upon in the Articles shall take precedence over those of this Agreement. The provisions agreed herein represent additional regulations under the law of obligations (schuldrechtliche Regelungen) with respect to the internal relationships between the Parties. Insofar as provisions of the Articles are open to interpretation or amendment, the Parties agree to draw upon the regulations stipulated in this Agreement for the interpretation or amendment of the former. Insofar as provisions of this Agreement are not included or regulated in the Articles, the provisions of this Agreement shall apply.

Section 9

Declarations

Unless otherwise agreed herein, all notices, legal remedies or claims required or given hereunder, are sent to the Parties by registered mail to the addresses indicated in the preface of this Deed or to such other address or addresses or to such other Person or Persons as were communicated by the respective Party to the other Party in accordance

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with this provision, provided however that each Party has always nominated an authorized representative for receiving the service of official or court documents within the territory of the Federal Republic of Germany.

Section 10

Tax

1.	The Grantee hereby acknowledges that the Grantee has been advised by the Company to seek independent tax advice regarding the availability and advisability of making an election under Section 83(b) of the United States Internal Revenue Code of 1986, as amended, and that any such election, if made, must be made within 30 days of the Grant Date. The Grantee is not relying on the Company or any of its officers, directors or employees for tax advice regarding Restricted Shares granted in this Agreement. The Grantee bears sole responsibility for the filing any such Section 83(b) election with the appropriate governmental authorities, irrespective of the fact that a copy of such election will also be delivered to the Company. The Grantee agrees to promptly notify the Company in the event the Grantee makes a Section 83(b) election.

2.	The Grantee hereby acknowledges that the Grantee has been advised by the Company to seek independent tax advice regarding the availability and advisability of making a Section 431 Election, and that any such election, if made, must be made no later than the date falling 14 days after the Grant Date. The Grantee is not relying on the Company or any of its officers, directors or employees for tax advice regarding Restricted Shares granted in this Agreement.

3.	The Grantee agrees to enter into a NIC Agreement or a NIC Election prior to the date on which the Purchase Offer lapses if requested to do so by the Company.

4.	Where no valid Section 431 Election as been made, the Grantee agrees to enter into a Section 430 Election within 14 days of the date on which the Purchase Offer lapses if requested to do so by the Company.

5.	Whenever the Purchase Offer with respect to any Restricted Shares granted under the terms of this Agreement lapses, or upon the making of a Section 83(b) election or a Section 431 Election (a “Taxable Event”), the Grantee must remit or, in appropriate cases, agree to remit when due, the minimum amount necessary for the Company to satisfy all of its federal, state, local or foreign withholding (including FICA, employee’s NIC and, where a NIC Agreement or NIC Election has been entered into, employer’s NIC) tax requirements relating to such Taxable Event. At its discretion, the Board may require the Grantee to satisfy these minimum withholding tax obligations by any (or a combination) of the following

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means: (1) a cash payment; (2) withholding from compensation otherwise payable to the Grantee; (3) authorizing the Company to withhold from the Restricted Shares that become unrestricted as a result of the lapsing of the Purchase Offer a number of shares having a fair market value, as of the date the withholding tax obligation arises, less than or equal to the amount of the withholding obligation; or (4) delivering to the Company unencumbered Shares having a fair market value, as of the date the withholding tax obligation arises, less than or equal to the amount of the withholding obligation.

5.	By entering into this Agreement the Grantee agrees that the Company may, unless it chooses to exercise its discretion as set in sub-section 5, withhold from the Restricted Shares that become unrestricted as a result of the lapsing of the Purchase Offer a number of shares having a fair market value, as of the date on which the withholding tax obligation arises, of not less than the amount of the withholding obligation.

Section 11

Costs

Each Party bears the costs for the draft and advice in connection with the conclusion of this Agreement and the measures provided for in it themselves, but the Company shall bear the costs of the Grantee in connection with the conclusion of this Agreement.

Section 12

Severability

1.	Changes or additions to this Agreement must be made in writing to become effective unless the notarisation or another specific form is prescribed by law. This applies accordingly to the amendment of the written form clause.

2.	If a provision of this Agreement should be completely or partly invalid or impracticable, or if this Agreement should contain omissions, then the validity of the remaining provisions shall not be affected hereby. In place of the invalid or impracticable provision, a reasonable stipulation shall apply which, if legally permitted, most closely approximates the intention of the Shareholders in terms of the spirit and purpose of this Agreement.

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Section 13

Miscellaneous

1.	This Agreement is governed by German law. In case of disputes of the Parties resulting out of or in connection with this Agreement or which otherwise affect the Grantee’s position as a Shareholder and his Shareholders’ rights, to the extent to which a specification about the place of jurisdiction is permissible, lies exclusively within the competence of the respective local responsible court at the relevant registered office of the Company.

2.	Restricted Shares shall be special incentives awarded to the Grantee and shall not be taken into account in computing the amount of salary or compensation of the Grantee for purposes of determining any pension, retirement, death or other benefit under (a) any pension, retirement, profit-sharing, bonus, insurance or other employee benefit plan of the Company or any Affiliate, except as such plan shall otherwise expressly provide, or (b) any agreement between (i) the Company or any Affiliate and (ii) the Grantee (including the Employment Agreement), except as such agreement shall otherwise expressly provide.

3.	Nothing in this Agreement shall interfere with or limit in any way the right of the Company or any Affiliate to terminate the Grantee’s employment or consulting contract at any time, nor confer upon the Grantee the right to continue in the employ of or as a member of the management board, an officer of or as a consultant to the Company or any Affiliate.

4.	This Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their respective successors and permitted assigns, and in the case of the Company any assignee or other successor to its business or assets, including as a result of a Change of Control.

5.	Headings in this Agreement are inserted merely for the purposes of ease of reference and shall have no effect on the content or the interpretation of the provisions.

Place, Date	Place, Date

/s/ Jonathan Symonds	/s/ Anthony Zook 12/7/14
Innocoll AG	Anthony Zook
Jonathan Symonds
chairman of the supervisory board
(Aufsichtsratsvorsitzender)

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